                                                    Filed by: ANTEC Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: ANTEC Corporation
                                                  Commission File No: 000-22336


         On October 18, 2000, ANTEC Corporation and Nortel Networks, Inc. announced that they had agreed to a transaction in which, among other things, ANTEC will acquire Nortel Neworks' ownership interest in Arris Interactive L.L.C. The following is a transcript of the joint press release issued on October 18, 2000:

NORTEL NETWORKS, ANTEC TO CREATE GLOBAL BROADBAND CABLE ACCESS LEADER ANTEC TO EXPAND LEADERSHIP POSITION UNDER NEW NAME - ARRIS, INC.

BOSTON, Mass. and DULUTH, Ga.- Nortel Networks* Corporation [NYSE/TSE: NT] and ANTEC [Nasdaq: ANTC] today announced an agreement to realign their cable businesses to create a new company to lead the broadband cable access industry. The new company will acquire Nortel Networks ownership interest in Arris Interactive, a leading developer of broadband cable access technology and solutions. Upon closing, the new company will be renamed Arris, Inc., to signify its focus on leadership in driving the broadband local access revolution.

Nortel Networks will effectively transfer to the new company its 81.25 percent interest in Arris Interactive in return for 33 million shares of common stock in the new company and approximately US$325 million in cash, giving Nortel Networks an approximate 46.5 percent ownership interest. ANTEC, which will become a subsidiary of the new company, currently owns the remaining 18.75 percent of Arris Interactive. Nortel Networks and the new company will continue to work together to offer customers the best end-to-end solutions for the cable market.

Nortel Networks will continue to focus on delivering end-to-end solutions for broadband cable networks, including its world-leading Optical Internet solutions, Nortel Networks Succession* solutions for next generation voice services, solutions for routing and content, and Nortel Networks Preside* service enabling solutions for network, service and subscriber management.


                                     -more-

"This realignment will make visible for the first time the tremendous value we and ANTEC have built inside Arris Interactive in five short years," said Steve Pusey, vice president, Nortel Networks and chairman, Arris Interactive.

"With the new combined business offering leading solutions for broadband access, Nortel Networks will reinforce its position as a leading provider of end-to-end, high-performance Internet solutions for the cable industry," Pusey said.

A `HAIRPIN TURN' FOR ANTEC

Following closing of this transaction, the new, combined business will focus on the enormous opportunity of bringing the Internet and next generation services to the cable market. The new company intends to leverage its broad research and development capabilities, the vast international acceptance for Arris Interactive products and solutions, as well as its current offerings in optical, radio frequency (RF) and network powering products for hybrid fiber-coaxial (HFC) system operators worldwide.

"This transaction represents a `hairpin turn' for ANTEC as we position ourselves to lead the charge to broadband," said Bob Stanzione, president and chief executive officer, ANTEC. "This transaction will simplify the relationship with our customers, give us the broadband local access technologies our customers require, and enable us to gain Nortel Networks as a major shareholder and global marketing ally."

Based in Suwanee, Georgia, near Atlanta, Arris Interactive was formed by Nortel Networks and ANTEC in 1995 to focus on next generation cable solutions. It has approximately 395 employees and its product portfolio includes Cornerstone* and Packet Port*, the market-leading products in cable telephony and combined Internet access and cable telephony respectively. Arris had revenues of US$329 million last year. In the first half of 2000, Arris Interactive recorded revenues of US$254 million, an increase of 142 percent over the year-earlier period. About one-half of Arris Interactive revenues during these periods were from sales to ANTEC.

Together, ANTEC and Arris Interactive are already the global leaders in cable telephony with a 70 percent market share, according to a report published in May 2000 by Cahners In-Stat. Cahners In-Stat also expects the cable telephony market to grow from an estimated US$293 million last year to US$7 billion in 2004.

Packet Port and the Packet Port vision have been widely praised as a unique solution that revolutionizes the Internet-by-cable market by bringing Internet and voice services to the residential market in one compact package. The new company plans to build upon that vision with further solutions that drive the market, and deliver new solutions and revenue streams to cable service providers.

                                     -more-

The Internet-by-cable market is enjoying strong growth. The Strategis Group forecasts that some 9.6 million people will get their Internet access via cable in 2004, up from 1.1 million in 1999, a growth rate of 54 percent per year.

Upon closing the transaction, Nortel Networks will nominate two members to the board of directors of the new company and will work closely with the new company to market their complementary solutions to cable providers worldwide.

"Together, Nortel Networks and the new company will offer a broad end-to-end solution for cable providers seeking to enter the new world," Pusey said. "This realignment will give the combined business the depth of skills and resources to lead its market. And it will enable Nortel Networks to focus on building a set of Local Internet solutions with the speed, performance, reliability and economics to conquer the `last mile' bottleneck and deliver new, intelligent, high-performance Internet services to millions of homes and businesses."

The deal is expected to close in the first quarter of 2001, and is subject to customary regulatory approvals and approval by ANTEC shareholders. The transaction (excluding any one-time gains) is expected to be neutral to Nortel Networks earnings per share from operations in calendar year 2001. The acquisition is not expected to impact Nortel Networks previously announced 2000 and 2001 financial guidance.

ANTEC Corporation (www.antec.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois.

Nortel Networks is a global Internet and communications leader with capabilities spanning Optical, Wireless, Local Internet and eBusiness. The Company had 1999 U.S. GAAP revenues of US$21.3 billion and serves carrier, service provider and enterprise customers globally. Today, Nortel Networks is creating a high-performance Internet that is more reliable and faster than ever before. It is redefining the economics and quality of networking and the Internet, promising a new era of collaboration, communications and commerce. Visit us at www.nortelnetworks.com.

                                     -more-

Antec and the new holding company will be filing a registration statement, which will contain a proxy statement/prospectus of Antec, and other documents with the Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from Antec Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097,
Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     -end-

*Nortel Networks, the Nortel Networks logo, the Globemark, Cornerstone, Succession and Preside are trademarks of Nortel Networks. Packet Port is a trademark of ANTEC.